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                           February 10, 2021

       Mina Sooch
       Chief Executive Officer
       Ocuphire Pharma, Inc.
       37000 Grand River Avenue, Suite 120
       Farmington Hills, MI 48335

                                                        Re: Ocuphire Pharma,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 4,
2021
                                                            File No. 333-252715

       Dear Ms. Sooch:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason L.
Drory at 202-551-8342 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Emily Johns, Esq.